Kratos Defense & Security Solutions, Inc.

4820 Eastgate Mall, Suite 200

San Diego, CA 92121

September 11, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:                             Kratos Defense & Security Solutions, Inc.
Registration Statement on Form S-4, as amended

Ladies and Gentlemen:

Kratos Defense & Security Solutions, Inc., a Delaware corporation (the “Registrant”), is registering an exchange offer (the “Exchange Offer”) of 7.000% Senior Secured Notes issued on May 14, 2014 (the “Unregistered Notes”) for 7.000% Senior Secured Notes due 2019 (the “Exchange Notes”), each of which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to such Registration Statement in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”)  set forth in Exxon Capital Holdings Corp., SEC no-action letter (May 13, 1988), Morgan Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1993). The Registrant represents as follows:

1.  The Registrant has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Registrant’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

2.  In this regard, the Registrant will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the staff position enunciated in Exxon Capital Holdings Corp., SEC no-action letter (May 13, 1988) or similar letters and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

3.  The Registrant acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security-holder information required by Item 507 of Regulation S-K under the Securities Act.

4.  The Registrant will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Unregistered Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Unregistered Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling, SEC no-action letter (July 2, 1993)) in connection with any resale of such Exchange Notes.

5.  The Registrant will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

(a)If the exchange offeree is not a broker-dealer, an acknowledgement that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.

(b)If the exchange offeree is a broker-dealer holding Unregistered Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Exchange Notes pursuant to the Exchange Offer, and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

6.  Neither the Registrant nor any affiliate of the Registrant has entered into any arrangement or understanding with any broker-dealer participating in the Exchange Offer to distribute the Exchange Notes.

If any member of the staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (858) 812-7300.

Very truly yours,

Kratos Defense & Security Solutions, Inc.

By:	/s/ Deborah S. Butera
Deborah S. Butera
Senior Vice President, General
Counsel/Registered In-house Counsel, Chief
Compliance Officer and Secretary